Exhibit 4.3

Execution Copy

CONTRIBUTION AGREEMENT

by and between

ORBITAL FLUID TECHNOLOGIES, INC.,

Newport News, Virginia, United States of America

- hereinafter referred to as “Contributor ” -

and

SYNERJECT LLC

Newport News, Virginia, USA

- hereinafter referred to as “Synerject” –

- Contributor and Synerject are each referred to as a “Party”,

- and collectively as the “Parties”-

Preamble

Whereas, Contributor and Siemens VDO Automotive Corporation (“SVAC”) are the sole members of Synerject, and in connection therewith have entered into an Amended and Restated Joint Venture and Limited Liability Company Agreement , dated as of June 25, 1997 and amended as of October 1, 1998 and further amended contemporaneously with this agreement (as amended, the “JV Agreement”); and

Whereas, Contributor currently runs a marine, recreation and lawn and garden systems business for 2-stroke engines using OCP or Orbital lawn and garden technology (such business, the “M&R System Business”); and

Whereas, Contributor desires to transfer the M&R System Business to Synerject by way of a contribution in kind, and Synerject wishes to accept such contribution in kind and assume Contributor’s obligations to supply the transferred customer(s) in accordance with the terms and conditions set forth herein.

Now therefore, in consideration of the foregoing the Parties hereto agree as follows:

1.	Definitions:

1.1	“Agreement” means this Contribution Agreement, as the same may be amended from time to time.

1.2	“Books and Records” means all documents, books and records of Contributor related solely to the M&R System Business.

1.3	“Closing Date” means April 1, 2003, or such other date as is mutually agreed to by the parties in writing.

1.4	“Contracts” means the agreements, contracts, and open purchase orders of the M&R System Business with customers, as listed in Annex 1.

1.5	“Contributor’s Knowledge”, “Contributor’s knowledge”, “knowledge of Contributor” or phrases of similar import mean the knowledge of Contributor after reasonable investigation.

1.6	“Fixed Assets” means the equipment, machinery and other fixed assets listed in Annex 2.

1.7	“Liens” means any lien, mortgage, deed of trust, pledge, security interest, conditional sale or other title retention agreement, encumbrance, easement, claim, right of way, warrant, contract, right, option or charge of any kind.

1.8	“Person” means an individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or any other entity, including any governmental authority.

1.9	“Transferred Assets” means, collectively, the Contracts, the Fixed Assets, the Books and Records, and the goodwill and going concern value of the M&R System Business.

2.	Contribution and Transfer, Passing of Risk

2.1.	On the Closing Date, on the terms and subject to the conditions of this Agreement, Contributor shall contribute, transfer, assign, convey and deliver to Synerject, and Synerject shall accept, all of Contributor’s right, title and interest in and to the Transferred Assets, free and clear of any Liens.

2.2.	The passing of risk in respect of the Transferred Assets shall occur on the Closing Date.

2.3	For the avoidance of doubt, the following assets of the M&R System Business are expressly excluded from the assets being contributed to Synerject pursuant to this Agreement (collectively, “Excluded Assets”):

(a)	Cash and cash equivalents.

(b)	All accounts receivable of the M&R System Business for products and services delivered or rendered prior to the Closing Date.

(c)	Employment contracts.

(d)	Any real estate used by the M&R System Business.

2.4	On the Closing Date, subject to the contribution of the Transferred Assets contemplated herein, Synerject shall assume, and agree to perform and discharge when due, only the following liabilities and obligations of Contributor (collectively, the “Assumed Liabilities”):

(a)	all liabilities and obligations under the Contracts that by the terms of such Contracts arise on or after the Closing Date, relate solely to the Closing Date or to periods following the Closing Date, and are to be observed, performed or discharged, as the case may be at any time on or after the Closing Date.

(b)	all warranty claims for products supplied or delivered by the M&R System Business on or after the Closing Date.

2.5	Other than for the Assumed Liabilities, Synerject shall not be responsible for any debts, commitments, liabilities (whether accrued, contingent, known, unknown or otherwise) or obligations of Contributor, or for any claims against Contributor, the M&R System Business, or the Transferred Assets resulting from actions, omissions and operations prior to the Closing Date (whether such claims are asserted before or after the Closing Date) (collectively, the “Retained Liabilities”). Without limiting the generality of the foregoing, the Retained Liabilities include the following:

(a)	All trade accounts payable which remain outstanding as of the Closing Date.

(b)	All other indebtedness of the M&R System Business incurred prior to the Closing Date.

(c)	All warranty obligations related to products supplied or delivered prior to the Closing Date.

(d)	All claims, litigations, actions, lawsuits or proceedings against the M&R System Business or the Transferred Assets to the extent that such relates to product liability for products manufactured by Contributor prior to the Closing Date.

(e)	Any liabilities arising out of the termination by Contributor of the employment of any employee engaged in the M&R System Business during any period prior to the Closing Date.

(f)	Any liabilities arising out of, or resulting from any failure by Contributor to comply with the requirements of any applicable bulk sales law in connection with the contribution of Transferred Assets contemplated in this Agreement.

2.6	On the Closing Date, the Parties shall deliver or cause to be delivered to the other duly executed counterpart signature pages to a Bill of Sale, Assignment and Assumption Agreement with respect to the Transferred Assets, in form and substance reasonably satisfactory to the Parties. Such Bill of Sale, Assignment and Assumption Agreement shall only convey title to the Transferred Assets and shall not contain any additional representations or warranties.

3.	Contribution Value

3.1.	The parties agree that the fair market value of the Transferred Assets is One Million One Hundred Thousand U.S. Dollars (US$1,100,000) in the aggregate (such amount, the “Contribution Value”). The Contribution Value shall not be subject to adjustment.

3.2.	On the Closing Date, the Capital Account of the Contributor shall be increased by the amount of the Contribution Value as contemplated in Section 5.7 of the JV Agreement.

3.3.	The parties agree on the following allocation of the Contribution Value:

Contracts:	no value

Fixed Assets:	EUR 95.900

Records:	no value

Goodwill:	US$1,100,000 less Fixed Assets

3.4	It is contemplated by the Parties that following the Closing, the M&R System Business will be conducted by Synerject at the Newport News location.

4.	Representations and Warranties

4.1	Corporate Power & Authority. Contributor has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Contributor, the performance by Contributor of its obligations hereunder, and the consummation by Contributor of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Contributor.

4.2	Valid Execution & Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by, and constitutes a valid and binding obligation of , Contributor, enforceable against Contributor in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3	Title and Condition of Assets. Contributor owns and possesses, and on the Closing Date will convey to Synerject, good and valid title to the Transferred Assets, free and clear of any Liens other than Liens for taxes which are not yet due and payable. The Fixed Assets are in good condition, ordinary wear and tear excepted.

4.4

Contracts. Contributor has provided true, complete and correct copies of all Contracts to Synerject. Each Contract is a legal, valid, binding and enforceable obligation of Contributor and, to Contributor’s Knowledge, the other parties thereto. None of the Contracts restrict Contributor (or when assigned to Synerject on the Closing Date, will restrict Synerject or any of its affiliates) from conducting any business with any Person or within any geographical area.

4.5	No Violation. Unless the Contracts are replaced by new agreements between Synerject and the customer, Contributor shall endeavor to receive all necessary acknowledgements and consents from customers and other third parties to the transfer of the Contracts. Subject to the receipt of all such consents and approvals, neither the execution and delivery of this Agreement by Contributor nor the performance by Contributor of its obligations hereunder, nor the consummation by Contributor of the transactions contemplated hereby will conflict with or result in a violation of or a default under (with or without the giving of notice or the lapse of time or both), or result in the acceleration of or give rise to any party the right to terminate, modify or cancel under, or result in the loss of any rights, privileges, options or alternatives under, or result in the creation of any Lien on any of the Transferred Assets under (a) the certificate of incorporation or bylaws of Contributor, (b) any law applicable to Contributor or to the Transferred Assets in any material respect, (c) any Contract, or (d) any debt agreement or instrument to which Contributor is a party or by which Contributor or its properties or assets are bound in any material respect.

4.6	Compliance with Law. To the knowledge of Contributor, Contributor has complied in all material respects with all laws applicable to the Transferred Assets of the M&R System Business.

4.7	Litigation. There are no claims, actions, suits, proceedings or inquiries pending or, to the knowledge of Contributor, threatened, and to the knowledge of Contributor there are no investigations pending or threatened, in each case, against Contributor relating to or affecting the M&R System Business, the Transferred Assets, the Assumed Liabilities, this Agreement, any action taken or to be taken in connection herewith or the consummation of the transactions contemplated hereby. Contributor is not a party to and is not subject to any judgment, order, injunction or decree of any governmental authority relating to the Transferred Assets or the M&R System Business.

4.8	Taxes. Contributor has filed or caused to be filed all tax returns that are required to have been filed by it in respect of the Transferred Assets and the M&R System Business. All taxes shown by Contributor on tax returns in respect of the Transferred Assets and the M&R System Business have been paid. Except for taxes not yet due and payable, none of the Transferred Assets is subject to any Lien arising in connection with the failure or alleged failure to pay any tax. Contributor has withheld all required amounts in respect of taxes with respect to the M&R System Business from its employees, agents, contractors and nonresidents and, to the extent required, has remitted such amounts to the proper governmental authorities.

4.9	Product Recalls. Other than in respect of products of which Synerject has been informed by Contributor as specified in Annex 3, Contributor has not instituted or suffered any product recalls or extraordinary returns in respect of the M&R System Business over the prior two years.

5.	Certain Covenants.

5.1	Except as otherwise expressly contemplated by this Agreement or as consented to by Synerject in writing (such consent not to be unreasonably withheld or delayed), from the date hereof until the Closing Date, Contributor shall operate the M&R System Business and maintain and operate the Transferred Assets only in the ordinary course consistent with past practice in substantially the same manner as presently conducted, and shall make all reasonable best efforts consistent with past practices to preserve relationships with customers and suppliers of the M&R System Business.

5.2	Between the date of this Agreement and the Closing Date, upon reasonable notice and at reasonable times, Contributor will give Synerject and its authorized representatives reasonable access to all offices and other physical facilities related to the M&R System Business and the Transferred Assets, and to all Books and Records, in each case as Synerject may reasonably require, and will cause its officers, employees, accountants, counsel and other agents and advisors to furnish Synerject such financial, environmental, tax and other operating data and information with respect to the M&R System Business and the Transferred Assets as Synerject may from time to time reasonably request.

5.3	Following the Closing, and for a period of 60 days thereafter, Contributor and Synerject shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other and to execute and deliver such additional documents as are necessary to ensure the orderly transition of the M&R System Business to Synerject and to minimize any disruption to the respective businesses of Contributor and Synerject that might result from the transactions contemplated hereby.

5.4

After the Closing Date, upon reasonable written notice, Contributor and Synerject shall furnish or cause to be furnished to each other and their employees, counsel, auditors and representatives access, during normal business hours, to such information and assistance relating to the M&R System Business and the Transferred Assets, including, if applicable, customer lists and related files and records, as is reasonably necessary for (1) Synerject’s continued operation of the M&R System Business, (2) the discharge of Assumed Liabilities, in the case of Synerject, or Retained Liabilities, in the case of Contributor, (3) the preparation of tax returns by either party, (4) financial reporting and audits, (5) accounting matters, (6) the defense or pursuit of litigation, and/or (7) any other legitimate business purpose. Each Party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this

Section. Neither party shall be required by this Section to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

5.5	If at any time after the Closing, Synerject reasonably determines that any further conveyances, assignments, certificates, filings, instruments or documents or any other things are necessary or desirable to vest, perfect or confirm in Synerject title to any of the Transferred Assets or to otherwise consummate the transactions contemplated by this Agreement, Contributor shall, upon request, promptly execute and deliver all such proper deeds, assignments, certificates, filings, instruments and documents and do all things reasonably necessary and proper to vest, perfect or confirm title to such Transferred Assets in Synerject and otherwise to carry out the purposes of this Agreement.

5.6	Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign, transfer, acquire or assume any Transferred Asset as to which (i) an assignment or transfer thereof or an attempt to make such an assignment or transfer without a third-party consent (a “Required Consent”) would constitute a breach or violation thereof or of any applicable law, or would adversely affect the rights or obligations thereunder to be assigned or transferred to Synerject, and (ii) all such Required Consents shall not have been obtained with respect to such Transferred Asset prior to the Closing Date. If all Required Consents with respect to the transfer or assignment to Synerject by Contributor of any Transferred Asset (a “Delayed Asset”) are not obtained prior to the Closing Date, Contributor shall have the option of Closing the transactions contemplated herein and making the transfer or assignment of such Delayed Asset(s), and any assumption by Synerject of any corresponding Assumed Liability (a “Delayed Liability”), subject to Contributor’s receipt of all such Required Consents in respect of such Delayed Asset being obtained. If there are any Delayed Assets, Contributor shall use its reasonable best efforts to obtain all Required Consents in respect thereof as promptly as practicable following the Closing Date, and shall obtain such Required Consents without any further cost to Synerject. Until all Required Consents with respect to each Delayed Asset have been obtained, (a) Contributor shall hold the Delayed Asset on behalf of Synerject, (b) at Synerject’s election, Contributor shall cooperate with Synerject, for no additional consideration, in any lawful arrangement (including subleasing or subcontracting, or performance thereunder by Contributor as Synerject’s agent) to provide Synerject with all of the benefits under any such Delayed Asset, (c) to the extent of any benefits received by Synerject under clause (b) above, Synerject shall assume any corresponding Delayed Liabilities and (d) Contributor, as directed by Synerject, shall otherwise enforce and perform (for the account of Synerject) any other rights of Contributor arising from such Delayed Asset. At such time and on each occasion after the Closing Date as all Required Consents with respect to a Delayed Asset have been obtained, such Delayed Asset shall forthwith be transferred and assigned by Contributor to Buyer for no additional consideration, and all corresponding Delayed Liabilities shall be simultaneously assumed by Synerject.

6.	Dispute Resolution.

(a)	The Parties shall attempt to resolve any dispute arising from or relating to this Agreement or the breach thereof promptly by negotiation in good faith between executives who have the authority to settle the dispute. Any Party may give the other Party written notice of any dispute not resolved in the ordinary course of business. Within seven (7) days after delivery of such notice, the Party receiving notice shall submit to the other a written response thereto.

(b)	All reasonable requests for information made by one Party to the other Party shall be honored in a timely fashion. All negotiations conducted pursuant to this Section (and any of the Parties’ submissions in contemplation thereof) shall be kept confidential by the Parties and shall be treated by the Parties and their representatives as compromise and settlement negotiations under the Federal Rules of Evidence and any similar state rules.

(c)	If the matter in dispute has not been resolved within 30 days, either Party (the “Claimant”) may submit the dispute to binding arbitration to a New York County office of the American Arbitration Association (“AAA”) in accordance with the procedures set forth in the Commercial Arbitration Rules of the AAA (as such rules are modified by the terms of this Agreement or may be further modified by mutual written agreement of the Parties).

(d)	The Commercial Arbitration Rules of the AAA shall govern any arbitration proceeding hereunder. The parties agree that (i) claims under $1 million, exclusive of interest and attorneys’ fees, shall be heard and determined by one arbitrator selected by the American Arbitration Association, and (ii) claims of $1 million or more, exclusive of interest and attorneys’ fees, shall be heard and determined by three arbitrators selected as follows: within 15 days after the commencement of arbitration, Contributor and Synerject shall each select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment. If the arbitrators selected by the Parties are unable or fail to agree upon the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. Prior to the commencement of hearings, each of the arbitrators appointed shall provide an oath or undertaking of impartiality.

(e)	Prehearing discovery shall be permitted if and only to the extent determined by the arbitrator(s) to be necessary in order to effectuate resolution of the matter in dispute. Each party shall have no longer than five days to present its position and the entire proceedings before the arbitrator(s) shall be no more than ten consecutive days. The decision of the arbitrator(s) shall be rendered in writing within 30 days of the conclusion of any hearing hereunder and the judgment of the arbitrator(s) shall be final and binding on the parties. The prevailing party (as determined by the Arbitrator) shall in addition be awarded by the Arbitrator such party’s own attorneys’ fees and expenses in connection with such proceeding. The non-prevailing party (as determined by the Arbitrator) shall pay the Arbitrator’s fees and expenses. Any award and judgment may be entered and enforced in any court of competent jurisdiction.

(f)	Resolution of disputes under the procedures of this Section shall be the sole and exclusive remedy of resolving disputes (whether between or among the parties, their successors in interest or any indemnified parties hereunder) arising out of or relating to this Agreement, including any alleged breaches of its provisions.

7.	Other

7.1	This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be enforced in such state and without regard to the principles thereof relating to conflicts of law.

7.2	All expenses, costs, fees and charges in connection with the transactions contemplated under this agreement including without limitation, expenses, legal services, shall be borne by the Party commissioning the respective costs, fees and charges.

7.3	All notices, requests, demands and other communications which are required or may be given under this Agreement must be in writing and be addressed to the party to be notified and sent to the address or facsimile number indicated below. All such notices, requests, demands and communications will be deemed to have been given: (a) if delivered personally when delivered; (b) if sent by facsimile, upon confirmation of transmission; (c) if delivered overnight by a recognized air courier service, with all charges prepaid, one business day after deposit with the service; and (d) if sent by registered or certified mail, return receipt requested, with proper postage prepaid, upon actual receipt.

Notices to Contributor:

Orbital Fluid Technologies, Inc.

1 Whipple Street

Balcatta, Western Australia 6021

Attention: Chief Executive Officer

Notices to Synerject:

Synerject LLC

201 Enterprise Drive

Newport News, Virginia

Attention: Chief Executive Officer

7.4	This Agreement may be executed in two or more counterparts (including by facsimile transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

7.5	No assignment of this Agreement or of any rights or obligations hereunder may be made by either Party (by operation of law or otherwise) without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed). Any attempted assignment in violation of this Section shall be void and null.

7.6	The representations and warranties made in this Agreement by Contributor shall survive the Closing and shall terminate at the close of business on the eighteenth (18th) month anniversary of the Closing Date.

7.7	This Agreement includes the following Annexes:

Annex 1      List of Contracts

Annex 2      List of Fixed Assets

Annex	3 Product Information

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 31st day of March, 2003.

ORBITAL FLUID TECHNOLOGIES, INC.

By:	/s/ K A Halliwell

Name:	Keith Halliwell
Title:	Chief Financial Officer

SYNERJECT LLC

By:	/s/ C M Norman

Name:	Christopher Mark Norman
Title:	President and CEO

Contribution Agreement between Orbital Fluid Technologies Inc and Synerject LLC

Annex 1

List of Contracts

No	Contract Partner	Content	Signature Date	Remarks
1	Mercury Marine Division of Brunswick Corporation	Supply Agreement	June 30, 1998

2	Bombardier Inc	Fuel Management System Long Term Contract No. LTA-2003-98	February 10, 1998

Contribution Agreement between Orbital Fluid Technologies Inc and Synerject LLC

Annex 2.1 FA

Asset list for M&R business: Fixed Assets

ASSET #	DESCRIPTION	Acq Date	State	Location	Orig Cost	Accum Depr	NBV
1193	Dell Computer & Monitor - Shirley Wilson	1-Sep-00	VA	Office	1,195.50	577.82	617.68
1196	IBM Thinkpad Laptop Computer - Mark Norman	31-May-01	VA	Office	3,415.74	1,138.59	2,277.15
1199	LDC Projector	20-Mar-02	VA	Office	2,625.69	437.62	2,188.07

	Total Computer Equipment				7,236.93	2,154.03	5,082.90

405	Direct acting press	28-Apr-95	VA	Synerject	6,365.00	5,145.04	1,219.96
483	Pinstamp marking system	8-Nov-95	VA	Synerject	13,425.00	9,509.38	3,915.63
838	Direct power Schmidt press	13-Jan-97	VA	Synerject	2,325.00	1,414.38	910.63
842	Power pneumatic press	25-Jan-97	VA	Synerject	3,285.00	1,971.01	1,313.99
845	Pneumatic press	3-Feb-97	VA	Synerject	2,685.00	1,611.01	1,073.99
888	Power pneumatic press	25-Jan-97	VA	Synerject	3,010.00	1,806.00	1,204.00
1172	Oil pump controller	31-Mar-98	VA	Synerject	18,750.00	8,593.75	10,156.25
1173	DECU modules	31-Mar-98	VA	Synerject	35,843.56	16,428.32	19,415.24
1174	DECU software	31-Mar-98	VA	Synerject	13,053.60	5,982.90	7,070.70
1181	Retool oil pump test bench for MY2000	31-Jan-99	VA	Synerject	56,700.00	23,985.12	32,714.88

	Total Machinery				155,442.16	76,446.89	78,995.27

1178	Firewall software at NPN	23-Aug-95	VA	Office	14,812.00	13,577.67	1,234.33

	Total Software				14,812.00	13,577.67	1,234.33

1090	Oil pump test bench	1-Jul-92	VA	Synerject	12,639.05	12,639.05	0.00
1189	Production solenoid tester & housing	30-Jun-99	WI	MM	16,500.00	5,912.50	10,587.50

	Total Testing Equipment				29,139.05	18,551.55	10,587.50

	TOTAL FIXED ASSETS				206,630.14	110,730.14	95,900.00

MM = Mercury Marine

Contribution Agreement between Orbital Fluid Technologies Inc and Synerject LLC	Annex 3

Product Information

Mercury Marine Returns

For the period Jan 2001 through Jan 2003

(All amounts in US Dollars)

Date	DM #	Part #	Part Description	Quantity	Price per Unit	Total Sales Value
*	*	*	*	*	*	*

Bombardier Returns

For the period Jan 2001 through Jan 2003

(All amounts in US Dollars)

Date	DM #	Part #	Part Description	Quantity	Price per Unit	Total Sales Value	Non Synerject Items	Synerject Items
*	*	*	*	*	*	*	*	*

*	CONFIDENTIAL TREATMENT REQUESTED - THESE PORTIONS HAVE BEEN OMITTED AND ARE FILED SEPARATELY WITH THE COMMISSION